MTR Corporation Limited

MTR Tower, Telford Plaza

33 Wai Yip Street

Kowloon Bay, Hong Kong

November 3, 2005

Via Facsimile and EDGAR

Ms. Linda Cvrkel

Branch Chief

Mail Stop 0305

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year
ended December 31, 2004 (File No. 333-13904)

Dear Ms. Cvrkel:

We are writing to inform you that MTR Corporation Limited (the “Company”) has received the comment letter from the staff dated October 21, 2005 relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 17, 2005. We note that your comment letter also relates to our response letter dated September 22, 2005 (the “Response Letter”) to the comment letter from the staff dated August 29, 2005. On behalf of the Company, we wish to thank you and the other members of the staff for taking the time to review the Form 20-F and our Response Letter and for providing us with your helpful comments.

We are in the process of compiling a response to your letter and we will respond to you shortly.

Very truly yours,

/s/ Lincoln K.K. Leong
Name:	Lincoln K.K. Leong
Title:	Finance Director

cc:	Jeffrey Sears
(Securities and Exchange Commission)

C.K. Chow
(MTR Corporation Limited)

William Y. Chua
John D. Young, Jr.
(Sullivan & Cromwell LLP)